06005540

BP 3/30

AB 4/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midwestern Securities Trading Company, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Everett Street, Suite A
(No. and Street)

East Peoria (City) Illinois (State) 61611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Graham (309) 699-6608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RENNER, RICHARD L.
(Name – *if individual, state last, first, middle name*)

207 MAIN STREET, SUITE 430 (Address) PEORIA (City) ILLINOIS (State) 61602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2006
WASH. D.C.
160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk 4/5

OATH OR AFFIRMATION

I, MICHAEL GRAHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDWESTERN SECURITIES TRADING COMPANY, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Kendra Gray
Notary Public, State of Illinois
My Commission Exp. 12/01/2009

Signature

President

Title

Kendra Gray

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss).~~ EARNINGS AND RETAINED EARNINGS
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital~~. MEMBERS' EQUITY
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

207 MAIN STREET, SUITE 430
PEORIA, ILLINOIS 61602

OFFICE: (309) 673-7654 FAX: (309) 673-7651
E: rlrcpa@ameritech.net

Board of Directors
Midwestern Securities Trading Company, LLC
235 Everett Street
East Peoria, IL 61611

January 26, 2006

Gentlemen:

Professional standards require that I advise you of matters concerning my recent concluded audit.

My Responsibility Under Generally Accepted Auditing Standards

My responsibility, as prescribed by professional standards, is to plan and perform this audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. My audit does not provide absolute assurance or guarantee the accuracy of the financial statements and is subject to the inherent risk that errors, irregularities (or illegal acts), if they exist, have not been detected. As part of my audit, I considered the Company's internal control structure. Such considerations were solely for the purpose of determining my audit procedures and not to provide any assurance concerning such internal control structure.

Significant Audit Adjustments

For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statement that, in my judgment, may not have been detected except through my auditing procedures. These adjustments may include those proposed by me but not recorded by the Company that could potentially cause future financial statements to be materially misstated, even though we have concluded that such adjustments are not material to the current financial statement.

During my audit, I did not note any significant audit adjustments.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter which could be significant to the Company's financial statements or the auditor's report.

I am pleased to report that no such disagreements arose during the course of my audit.

Consultation with Other Accountants

Management has informed me that they have not consulted with other accountants during the year about auditing and accounting matters.

Difficulties Encountered in Performing the Audit

My audit was completed well within the deadline for completion and I had no difficulties in performing the audit.

Management Consulting Fees

During the year ended December 31, 2005, I did not perform any management consulting services for the Company.

This letter is solely for the internal use of the Board of Directors and management of Midwestern Securities Trading Company, LLC and should not be used for any other purpose.

If you have any questions or need further information concerning these matters, please call my office.

Sincerely

Richard L. Renner
Certified Public Accountant

Midwestern Securities Trading Company, LLC

Financial Statements, Schedules and
Report of Independent
Certified Public Accountant

December 31, 2005

CONTENTS

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

207 MAIN STREET, SUITE 430
PEORIA, ILLINOIS 61602

OFFICE: (309) 673-7654 FAX: (309) 673-7651
E: rlrcpa@ameritech.net

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
Midwestern Securities Trading Company, LLC

I have audited the accompanying statement of financial condition of Midwestern Securities Trading Company, LLC as of December 31, 2005, and the related statements of earnings and retained earnings, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midwestern Securities Trading Company, LLC at December 31, 2005 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements referred to above, taken as a whole. The following supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but they are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

- Computation of Net Capital Under Rule 15c3-1
- Computation for Determination of Reserve Requirements Under Rule 15c3-3
- Information for Possession or Control Requirements Under Rule 15c3-3

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard L Renner
Certified Public Accountant

January 26, 2006

MIDWESTERN SECURITIES TRADING COMPANY, LLC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents (Note 1)	$ 100,865	
Investments - at cost (Note 6)	20,000	
Accounts receivable	27,291	
Prepaid expenses	5,500	
Total current assets		$ 153,656
PROPERTY AND EQUIPMENT, at cost:		
Equipment	$ 2,141	
Leasehold improvements	19,453	
Less accumulated depreciation and amortization	(2,474)	
Net property and equipment		19,120
OTHER ASSETS:		
Start-up costs, net of amortization (Note 5)		-- 0 --
Total Assets		$ 172,776

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Commissions payable	$ 36,855	
Loan payable	21,267	
Total current liabilities		$ 58,122
MEMBERS' EQUITY:		
Retained earnings	$ 114,654	
Total members' equity		114,654
Total Liabilities and Members' Equity		$ 172,776

The accompanying notes are an integral part of this statement.

MIDWESTERN SECURITIES TRADING COMPANY, LLC

STATEMENT OF EARNINGS AND RETAINED EARNINGS

For the year ended December 31, 2005

INCOME:		
Securities commissions	$ 46,259	
Mutual funds / VA commissions	216,793	
MAPS commissions and fees	26,924	
Mutual funds / VA trails	235,571	
Listed stocks	61,588	
Money market trails	11,772	
Insurance	31,961	
Interest	1,459	
Miscellaneous income	48,073	
Total income		$ 680,400
OPERATING EXPENSES:		
Commissions	$ 523,471	
Advertising and promotion	4,800	
Clearing fees	43,404	
Consulting and professional services	36,531	
Continuing education	3,558	
Depreciation and amortization	2,316	
Dues and subscriptions	9,389	
Insurance	13,020	
Licenses and permits	8,759	
Miscellaneous expenses	431	
Office supplies and postage	8,479	
Rent	12,000	
Seminars and catering	13,222	
Travel and entertainment	10,177	
Total operating expenses		689,557
NET INCOME (LOSS) BEFORE INCOME TAXES		$ (9,157)
Provision for Income Taxes (Note 4)		--0--
NET INCOME (LOSS) FOR THE YEAR		$ (9,157)
Member's ownership buyout (Note 8)		(21,267)
RETAINED EARNINGS, Beginning of year		145,078
RETAINED EARNINGS, End of year		$ 114,654

The accompanying notes are an integral part of this statement.

MIDWESTERN SECURITIES TRADING COMPANY, LLC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2005

Members' Equity, beginning of year	$	145,078
Net income (loss) for the year		(9,157)
Additions (including non-conforming capital of $ - 0 -)		0
Deductions (including non-conforming capital of $ - 0 -)		
Buyout of member's ownership (Note 8)		(21,267)
Members' Equity, end of year		114,654

The accompanying notes are an integral part of this statement.

MIDWESTERN SECURITIES TRADING COMPANY, LLC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Reconciliation of net (loss) to net cash provided by operating activities:		
Net (loss) for the year	$ (9,157)	
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization	2,316	
Decrease in accounts receivable	13,131	
Increase in prepaid expenses	(5,500)	
Decrease in accounts and commissions payable	(2,294)	
NET CASH USED BY OPERATING ACTIVITIES		$ (1,504)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from redemption of investments	$ 40,000	
Proceeds from debt for owner's buyout	21,267	
Purchase of equipment	(1,791)	
NET CASH PROVIDED BY INVESTING ACTIVITIES		59,476
CASH FLOWS FROM FINANCING ACTIVITIES		
Buyout of member's ownership	$ (21,267)	
NET CASH USED BY INVESTING ACTIVITIES		(21,267)
NET INCREASE IN CASH AND CASH EQUIVALENTS		$ 36,705
CASH AND CASH EQUIVALENTS, Beginning of year		64,160
CASH AND CASH EQUIVALENTS, End of year		$ 100,865

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Midwestern Securities Trading Company was previously and independent contractor of other broker dealers. On January 1, 2000 the Company became an LLC and a registered broker/dealer.

The Company is on the accrual basis of accounting and has a December 31 year end. The LLC designation allows the treatment as a partnership for tax purposes and income taxes will be assessed at the partners' or members' level.

All highly liquid investments with a maturity of six months or less are considered to be cash equivalents.

NOTE 2 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may effectively restrict dividends of capital to owners.

Under the above rules, the Company's "aggregate indebtedness," as defined, cannot exceed 1500% of its "net capital," as defined. At December 31, 2005 aggregate indebtedness and net capital were $58,122 and $87,795 respectively, or 66.21 percent. The Company's net capital requirement was $50,000 resulting in net capital in excess of requirements of $37,795.

NOTE 3 - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities outstanding at December 31, 2005 or at any time during the year then ended.

NOTE 4 - INCOME TAXES

The Company became an LLC on January 1, 2000, and is taxed as a partnership. The partners or "members" of the LLC will be taxed on the earnings at the individual level. No provision for income taxes was provided for in the financial statements due to the net loss for the year.

NOTE 5 - START UP COSTS

Various organizational and legal costs were paid to start up the Company in 2000. These costs were capitalized and are being amortized over five years. Total costs were $16,375 and amortization expense for the year totaled $840. These costs became fully amortized during the year and accumulated amortization at December 31, 2005 totaled $16,375.

NOTE 6 - INVESTMENTS

Investments at December 31, 2005 consist of the certificates of deposits totaling $20,000.

NOTE 7 - LEASES AND LEASEHOLD IMPROVEMENTS

The Company leases its facilities on a month to month basis in East Peoria, Illinois. Additional space was leased during 2005 and the total lease expense for the year ended December 31, 2005 was $7,000.

Leasehold improvements were made during the current year totaling $19,453. These improvements will be amortized on a straight-line basis over a fifteen year period. Total amortization for the year was $1,297.

NOTE 8 - MEMBER'S OWNERSHIP BUYOUT

The LLC participated in buying out a member's ownership in 2005. $21,267 was incurred by the LLC in this purchase. The balance of $18,034 was provided by other members. The amount owed for this buyout is intended to be paid out by April 16, 2006, although terms are available through April 16, 2008.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SUPPLEMENTARY INFORMATION
December 31, 2005

AGGREGATE INDEBTEDNESS	$ 58,122
NET CAPITAL - Members' equity	$ 114,654
Less: Non-allowable assets	- 26,859
Total Net Capital	$ 87,795
REQUIRED NET CAPITAL	50,000
EXCESS NET CAPITAL	$ 37,795
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	66.21%
RECONCILIATION WITH FOCUS REPORT	
Net capital as reported in the Company's most recent unaudited Focus Report - Part II	$ 87,795
Audit adjustment	none
Net capital per above	$ 87,795

See accompanying auditor's report.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
SUPPLEMENTARY INFORMATION
December 31, 2005

The Company was exempt from Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

207 MAIN STREET, SUITE 430
PEORIA, ILLINOIS 61602

OFFICE: (309) 673-7654 FAX: (309) 673-7651
E: rlrcpa@ameritech.net

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Midwestern Securities Trading Company, LLC

In planning and performing my audit of the financial statements of Midwestern Securities Trading Company, LLC for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Midwestern Securities Trading Company, LLC that I considered relevant to the objectives stated in rule 17a-5. This included a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures referred to in the preceding paragraph are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or the effectiveness of the design and operation of policies and procedures may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that I consider to be material weaknesses.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the directors and stockholder, management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Richard L. Renner
Certified Public Accountant

January 26, 2006